ICZOOM Group Inc.

May 13, 2022

Mr. Donald Field
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	ICZOOM Group Inc.
Amendment No. 6 to Registration Statement on Form F-1
Filed April 22, 2022
File No. 333-259012

Dear Mr. Field:

This letter is in response to the letter dated May 5, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 6 to Registration Statement on Form F-1

Cover Page

1.	Please revise the 11th or 12th paragraph of the prospectus cover page and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

Response: In response to the Staff’s comments, we have revised the relevant disclosures at the prospectus cover page, Prospectus Summary “Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries” on page 13 of the Registration Statement, and the Risk Factor “The transfer of funds or assets between ICZOOM Cayman, its Hong Kong subsidiaries and the PRC operating entities is subject to restriction.” on page 46 and “Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.” on page 67 of the Registration Statement. In addition, we added the cross-references to such other discussions on the prospectus cover page.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

2.	Discuss whether there are limitations on your ability to transfer cash between you and your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Response: In response to the Staff’s comments, we revised Prospectus Summary “Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries” on page 13 of the Registration Statement, and the Risk Factor “The transfer of funds or assets between ICZOOM Cayman, its Hong Kong subsidiaries and the PRC operating entities is subject to restriction.” on page 46 and “Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.” on page 67 of the Registration Statement. In addition, we added the cross-reference on the prospectus cover page.

3.	Where you state that there were no cash flows between ICZOOM Cayman, Pai Ming Shenzhen, and your other subsidiaries, aside from those listed, please clarify if the term “cash flows” includes all dividends, transfers and distributions. Please also disclose any transfers, dividends, or distributions that have been made to date between such entities and any investors. Your current disclosure speaks only to U.S. investors.

Response: In response to the Staff’s comment, we revised disclosure to clarify that the term “cash flows” includes all dividends, transfers and distributions. In addition, we revised disclosures related to the transfers, dividends, and distributions that have been made to date between our subsidiaries and investors on the Cover Page of Prospectus and page 14.

4.	To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries or investors, summarize the policies on the prospectus cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the prospectus cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the prospectus cover page to the discussion of this issue in the prospectus summary.

Response: In response to the Staff’s comments, we revised the prospectus cover page and the Prospectus Summary to disclose that we do not have cash management policies. In addition, we provided cross-reference on the prospectus cover page to the discussion of this issue in the Prospectus Summary.

Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our

Class A Ordinary Shares to Foreign Investors, page 10

5.	Please refer to the first paragraph. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Response: Pursuant to the Staff’s comment, we have revised the corresponding disclosure on page 10 of the prospectus.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

6.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

Response: In response to the Staff’s comments, we have revised the first paragraph of “Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Class A Ordinary Shares to Foreign Investors” on page 10 of the prospectus to state that we relied on the advice of our PRC counsel.

Commitments and contingencies, page 113

7.	The maturity date of the borrowings from Huaxia Bank of January 20, 2020 appears to be in error since it is prior to the date of the borrowings reflected in the table which are as of December 31, 2021 and is inconsistent with the maturity date of January 10, 2022 disclosed in Note 10 on page F-27. Please advise or revise as appropriate.

Response: In response to the Staff’s comments, we have revised the maturity date of the borrowings from Huaxia Bank to January 10, 2022 on page 113 of the prospectus.

Taxation, page 196

8.	We note your disclosure in the Legal Matters section on page 212 and in the exhibit index that Messina Madrid Law P.A. is acting as the U.S. tax counsel to you in connection with this offering. Please revise the introductory paragraph accordingly. In this regard, we note the references to Robinson & Cole, LLP with respect to U.S. tax matters.

Response: Pursuant to the Staff’s comment, we have revised the corresponding disclosure on page 196 of the prospectus.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

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